
*Jackson Anderson* LLP
*Chartered Accountants*
Owen Jackson, C.A.* Clay Anderson, C.A.* * Denotes Professional Corporation

82-4281


03029034

July 24, 2003


SUPPL
PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 - 5th Street
Washington, D.C.
20549

Dear Sirs:

**Re: Micrex Development Corp.**

Please find enclosed a copy of the unaudited financial statements of Micrex Development Corp. for the nine months ended May 31, 2003.

We have been requested to file these financial statements with you by the company's Chief Executive Officer, Mr. Stan Marshall. We understand from Mr. Marshall that the company has an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If you have any questions, please do not hesitate to contact me.

Yours truly,

JACKSON ANDERSON LLP

Clay Anderson, C.A.

CA/jb
Encl.

dw 8/6

#208, 17420 Stony Plain Road, Edmonton, Alberta, T5S 1K6 . **Phone (780) 451-1131** . Fax: (780) 452-2204 . Email jfa@jfa.ab.ca

Exemption Number
82-4281

# MICREX DEVELOPMENT CORP.

## CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

May 31, 2003

# MICREX DEVELOPMENT CORP.

May 31, 2003



Jackson
Anderson LLP
Chartered
Accountants Owen Jackson, C.A.* Clay Anderson, C.A.* * Denotes Professional Corporation
#208, 17420 Stony Plain Road, Edmonton, Alberta, T5S 1K6 . **Phone (780) 451-1131** . Fax: (780) 452-2204 . Email jfa@jfa.ab.ca

**NOTICE TO READER**

We have compiled the consolidated balance sheet of Micrex Development Corp. as at May 31, 2003 and the consolidated statements of loss and deficit and cash flows for periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned thatt hese statements may notb e appropriate for their purposes.

Edmonton, Alberta
July 24, 2003

"Jackson Anderson LLP"
Chartered Accountants

# MICREX DEVELOPMENT CORP.

**Consolidated Statements of Loss**
**FOR THE NINE MONTH PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

| | Third Quarter | | First Nine Months | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| **Revenue** | - | - | - | - |
| **Expenses** | | | | |
| Amortization | 5,550 | 7,836 | 16,649 | 23,508 |
| Automotive | - | - | - | - |
| Consulting Fees | 40,000 | - | 95,200 | 118,000 |
| Insurance | 768 | 178 | 2,187 | 1,048 |
| Interest and bank charges | 93 | 57 | 93 | 151 |
| Listing and share issue | 13,083 | 14,449 | 36,680 | 24,354 |
| Office and sundry | 5,580 | 4,354 | 14,800 | 10,451 |
| Professional fees | 781 | 10,086 | 24,800 | 32,581 |
| Subcontract | 22,484 | 49,780 | 66,684 | 99,780 |
| Telephone | 1,102 | 1,911 | 3,267 | 4,357 |
| Travel and promotion | - | - | - | 277 |
| | 89,441 | 88,651 | 260,360 | 314,507 |
| **Net loss for the period** | (89,441) | (88,651) | (260,360) | (314,507) |

# MICREX DEVELOPMENT CORP.

**Consolidated Statements of Deficit**
**FOR THE NINE MONTH PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

| | Third Quarter | | First Nine Months | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **Deficit, beginning of period** | (3,581,464) | (3,304,440) | (3,410,545) | (3,078,584) |
| **Net loss for the period** | (89,441) | (88,651) | (260,360) | (314,507) |
| **Deficit, end of period** | (3,670,905) | (3,393,091) | (3,670,905) | (3,393,091) |

# MICREX DEVELOPMENT CORP.

**Consolidated Balance Sheet**
**(Unaudited – See Notice to Reader)**

| | May 31, 2003 (Unaudited) | August 31, 2002 (Audited) |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| **Current assets** | | |
| Cash and short term deposits | 67,670 | 62,764 |
| Accounts receivable | 28,731 | 5,237 |
| Prepaid expenses | 11,810 | 10,856 |
| | 108,211 | 78,857 |
| **Plant and equipment, and mining properties (note 2)** | 3,375,417 | 3,021,057 |
| | 3,483,628 | 3,099,914 |
| **Liabilities (other than amounts due to shareholders)** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 120,938 | 36,863 |
| **Shareholders' Interests** | | |
| **Liabilities** | | |
| Advances from shareholders | 47 | 32,866 |
| **Equity** | | |
| Share capital (note 3) | 7,033,548 | 6,440,730 |
| Deficit | (3,670,905) | (3,410,545) |
| | 3,362,690 | 3,063,051 |
| | 3,483,628 | 3,099,914 |

Approved On Behalf Of The Board

Director "Stan Marshall"

Director "Max Morpurgo"

The accompanying notes form part of these financial statements

# MICREX DEVELOPMENT CORP.

**Consolidated Statement of Cash Flows**
**FOR THE NINE MONTH PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

| | Third Quarter | | First Nine Months | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| **Cash flows from operating activities** | | | | |
| Net loss for the period | (89,441) | (88,651) | (260,360) | (314,507) |
| Adjustment for: | | | | |
| Amortization | 5,550 | 7,836 | 16,649 | 23,508 |
| | (83,891) | (80,815) | (243,711) | (290,999) |
| Change in non cash working capital items | | | | |
| Accounts receivable | (8,159) | 14,891 | (23,494) | 6,682 |
| Prepaid expenses | (327) | 178 | (954) | (620) |
| Accounts payable and accrued Liabilities | (1,501) | (20,000) | 84,075 | 60,141 |
| | (9,987) | (4,931) | 59,627 | 66,203 |
| **Cash flows from investing activity** | | | | |
| Purchase of plant and equipment, and mining properties | (7,764) | (11,828) | (371,009) | (291,290) |
| **Cash flows from financing activity** | | | | |
| Advances from shareholders | - | (500) | (32,819) | (29,181) |
| Issuance to share capital | - | 18,000 | 592,818 | 598,923 |
| | - | 17,500 | 559,999 | 569,742 |
| **Increase (decrease) in cash** | (101,642) | (80,074) | 4,906 | 53,656 |
| **Cash, beginning of period** | 169,312 | 181,751 | 62,764 | 48,021 |
| **Cash, end of period** | 67,670 | 101,677 | 67,670 | 101,677 |

# MICREX DEVELOPMENT CORP.

**Notes to the Consolidated Financial Statements**
**PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

## 1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2002. The interim consolidated financial statements should be read in conjunction with the August 31, 2002 annual financial statements.

## 2. Plant and equipment, and mining properties

a) Net book value

Given below aret hen et book values of plant and equipment, and mining development properties.

| | May 31, 2003 (Unaudited) | | | August 31, 2002 |
|---|---|---|---|---|
| | Plant and Equipment | Mining Development Properties | Net Book Value | Net Book Value |
| | $ | $ | $ | $ |
| Big Horn Mine | 10,165 | 692,895 | 703,060 | 596,012 |
| Wild Horse Mine | 9,253 | 263,726 | 272,979 | 275,165 |
| Banks Mine | 11,587 | 986,282 | 997,869 | 1,001,163 |
| Deadwood and Sunburst Mines | - | 345,063 | 345,063 | 345,063 |
| Mount Royal Mine | - | 109,691 | 109,691 | 109,691 |
| Burmis Magnetite Deposit | - | 673,370 | 673,370 | 625,094 |
| Clear Hills | - | 30,176 | 30,176 | 30,176 |
| Buffalo Head Hills | - | 75,653 | 75,653 | 5,448 |
| St. Charles de Bourget | - | 140,290 | 140,290 | - |
| Other | 27,266 | - | 27,266 | 33,245 |
| | 58,271 | 3,317,146 | 3,375,417 | 3,021,057 |

# MICREX DEVELOPMENT CORP.

**Notes to the Consolidated Financial Statements**
**PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

**2. *Plant and equipment, and mining properties (continued)***

b) Plant and equipment

| | | | May 31, 2003 (Unaudited) | August 31, 2002. |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value | Net Book Value |
| | $ | $ | $ | $ |
| Automotive | 40,540 | 21,846 | 18,694 | 24,121 |
| Furniture & fixtures | 750 | 515 | 235 | 277 |
| Computer equipment | 33,196 | 24,859 | 8,337 | 8,847 |
| Mining equipment | 427,331 | 396,326 | 31,005 | 40,007 |
| | 501,817 | 443,546 | 58,271 | 73,252 |

c) The company has interest in the following mining development properties:

(i) 100% interest in Big Horn hard rock mine located in the Atlin area of British Columbia, Canada.

(ii) 51% interest in Wild Horse placer mine located in the Fort Steele area of British Columbia, Canada.

(iii) 51% interest in Banks hard rock mine located in the Steeple Rock district of New Mexico, U.S.A.

(iv) 100% interesti n Deadwood patented hard rock mine and Sunburstp atented hard rock mine claim located in Catron County,N ew Mexico, U.S.A.

(v) 33% interest in Mount Royal patented hard rock mine claim located in the Steeple Rock district of New Mexico,U .S.A.

(vi) 18% equity interest in the claims and 100% interest in all production from the claims relating to the Burmis Magnetite deposit located in the Crowsnest Pass, Alberta, Canada.

(vii) 100% interest in the Clear Hills diamond exploration project consisting of 72 square miles located in the Clear Hills and Chinchaga Hills, Alberta, Canada.

viii) 100% interest in the Buffalo Hills diamond exploration project consisting of 72 square miles located in the Buffalo Head Hills, Alberta, Canada.

(viii) 12% interest in the claims and 100% interest in all production from the claims relating to theS t. Charles de Bourget magnetite deposit located near Chicoutimi, Quebec, Canada.

# MICREX DEVELOPMENT CORP.

**Notes to the Consolidated Financial Statements**
**PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

## 2. Plant and equipment, and mining properties (continued)

d) Acquistion costs and deferred exploration costs for the properties are as follows:

| | May 31,2 003 (Unaudited) | | |
|---|---|---|---|
| | Acquisition Costs | Deferred Exploration Costs | Total |
| | $ | $ | $ |
| Big Horn Mine | 472,605 | 220,290 | 692,895 |
| Wild Horse Mine | 60,500 | 203,226 | 263,726 |
| Banks Mine | 50,000 | 936,282 | 986,282 |
| Deadwood and Sunburst Mines | 343,482 | 1,581 | 345,063 |
| Mount Royal Mine | 44,780 | 64,911 | 109,691 |
| Burmis Magnetite Deposit | 463,000 | 210,370 | 673,370 |
| Clear Hills | 13,420 | 16,756 | 30,176 |
| Buffalo Head Hills | 5,448 | 70,205 | 75,653 |
| St. Charles de Bourget | 90,290 | 50,000 | 140,290 |
| | 1,543,525 | 1,773,621 | 3,317,146 |

| | August 31, 2002 | | |
|---|---|---|---|
| | Acquisition Costs | Deferred Exploration Costs | Total |
| | $ | $ | $ |
| Big Horn Mine | 472,605 | 110,290 | 582,895 |
| Wild Horse Mine | 60,500 | 202,726 | 263,226 |
| Banks Mine | 50,000 | 936,212 | 986,212 |
| Deadwood and Sunburst Mines | 343,482 | 1,581 | 345,063 |
| Mount Royal Mine | 44,780 | 64,911 | 109,691 |
| Burmis Magnetite Deposit | 463,000 | 162,094 | 625,094 |
| Clear Hills | 13,420 | 16,756 | 30,176 |
| Buffalo Head Hills | 5,448 | - | 5,448 |
| | 1,453,235 | 1,494,570 | 2,947,805 |

# MICREX DEVELOPMENT CORP.

**Notes to the Consolidated Financial Statements**
**PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

## 3. Share capital

a) Share capital consists of:

| | May 31, 2003 (Unaudited) | August 31, 2002. |
|---|---|---|
| | $ | $ |
| Authorized | | |
| Unlimited number of common voting shares | | |
| 10,000,000 preferred shares | | |
| 10,000,000 convertible preferred shares | | |
| Issued | | |
| 21,816,037 common shares | 7,033,548 | 6,440,730 |

Certain of the common shares issued by private placement for cash or other consideration are to be held in escrow. At May 31, 2003, 1,281,900 common shares were deposited in performance escrow. Preferred shares and convertible preferred shares may be issued in one or more series. The directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

# MICREX DEVELOPMENT CORP.

**Notes to the Consolidated Financial Statements**
**PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

## 3. Share capital (continued)

b) Transactions during the period:

| | # | $ |
|---|---|---|
| Balance August 31, 2001. | 17,602,991 | 5,869,796 |
| Issued on exercise of warrants | - | - |
| Flow through shares issued for cash | 1,703,076 | 510,923 |
| Issued pursuant to a private placement | 444,555 | 140,000 |
| Issued on exercise of options | 100,000 | 18,000 |
| Tax benefit renounced to shareholders | - | (97,989) |
| Balance August 31, 2002 | 19,850,622 | 6,440,730 |
| Issued pursuant to St.C harles de Bourget purchase | 290,323 | 90,290 |
| Flow through shares issued for cash | 1,675,092 | 502,528 |
| Balance May 31, 2003 | 21,816,037 | 7,033,548 |

c) Warrants

At May 31, 2003,t he company had the following warrants outstanding:

i) 1,281,900 warrants attached to shares which have been deposited in performance escrow. These warrants would expire 6 months after the release of the performance shares from escrow.

ii) 1,667,076 warrants expiring December 15, 2003 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

iii) 1,675,092 warrants expiring December 31, 2003 entitling the subscribers to purchase one common share per warrant at a price of $.35 per share.

# MICREX DEVELOPMENT CORP.
**Notes to the Consolidated Financial Statements**
**PERIOD ENDED MAY 31, 2003**
**(Unaudited – See Notice to Reader)**

## 3. Share capital (continued)

d) Stock options

The Company has a stock option plan, which is administered by the Board of Directors. The number and terms of stock options granted are determined by the Board of Directors from time to time.

The following options to purchase shares have been granted.

| | Number of Options | Weighted avg exercise price |
|---|---|---|
| Options outstanding August 31, 2001. | 1,758,500 | $ 0.21 |
| Granted | 422,287 | $ 0.32 |
| Exercised | (100,000) | $ 0.18 |
| Expired | (75,000) | $ 0.28 |
| Lapsed | (40,000) | $ 0.18 |
| Options outstanding August 31, 2002 | 1,965,787 | $ 0.23 |
| Granted | 218,416 | $ 0.30 |
| Options outstanding May 31, 2003 | 2,184,203 | $ 0.24 |

The following summarizes the options outstanding at May 31,2 003.

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 385,000 | $ 0.18 | May 2004 |
| 200,000 | $ 0.20 | July 2004 |
| 153,000 | $ 0.20 | February 2005 |
| 205,000 | $ 0.26 | April 2005 |
| 150,000 | $ 0.25 | November 2005 |
| 450,500 | $ 0.20 | February 2006 |
| 40,087 | $ 0.26 | January 2007 |
| 307,200 | $ 0.32 | May 2007 |
| 75,000 | $ 0.36 | June 2007 |
| 218,416 | $ 0.30 | February 2008 |
| 2,184,203 | | |